

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

<u>**Via U.S. Mail and Fax**</u>
Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer
Telephone & Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois 60602

> Re: **Telephone & Data Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010; and**
> **Form 10-Q for the Period Ending March 31, 2011**
> **Filed February 25, 2011 and May 6, 2011, respectively**
> **File No. 1-14157**

Dear Mr. Myers:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                Assistant Director
                                Larry Spirgel